EXHIBIT 99.1

Ultrapetrol (Bahamas) Limited Has Completed Its Court-Approved Financial Restructuring and Emerged From Chapter 11 on March 31, 2017

NASSAU, Bahamas, April 04, 2017 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (the “Company”), a Bahamas corporation, announced today it has successfully completed its court-approved financial restructuring and has emerged from its pre-packaged chapter 11 bankruptcy cases.  All of the conditions to effectiveness under its Plan of Reorganization, which was confirmed by the US Bankruptcy Court for the Southern District of New York on March 17, 2017, have been satisfied or otherwise waived in accordance with the terms of the Plan.

Under the Plan, the Company’s river business subsidiaries were purchased by Sparrow River Investments Ltd. for a purchase price of $73.0 million. The proceeds of the sale of the river business, together with the net proceeds from the sale of the Company’s ocean business and funds held in a debt service reserve account pledged to The International Finance Corporation (“IFC”) and the OPEC Fund for International Development (“OFID”), were paid to the holders of the Company’s 8.875% First Preferred Ship Mortgage Notes due 2021, IFC and OFID in full satisfaction of their debt on the effective date of the Plan in accordance with the Restructuring Support Agreements and the Plan. Under the Plan, all other creditors were paid in full. The Company’s existing shareholders retained their shares in the Company; however, after giving effect to the Plan, the Company no longer owns any operating businesses. In addition, Sparrow Offshore Capital Ltd. has purchased the offshore subsidiaries of the Company for $2.5 million subject to their existing debt, which remained with the offshore business with modified terms and conditions. The secured lenders to the offshore business received the $2.5 million purchase price as well as $7.5 million held in accounts of the offshore business subsidiaries as a prepayment of the principal outstanding under certain loans of the offshore business subsidiaries. Other than the principal reduction through this repayment, the principal amounts outstanding under such loans were unaffected.  Other creditors of the offshore business were unaffected and will continue to be paid when due in the ordinary course of business.

Notwithstanding the change in ownership, the management teams of the river business and offshore business are being retained and it is expected that customers of the river business and offshore business will continue to receive high-quality service.

Information about the restructuring will be available at http://cases.primeclerk.com/ultrapetrol, or via the Company’s restructuring information line at (844) 205-4334 (U.S. and Canada) or (917) 606-6438 (International).

The Company is being advised by the investment banking firm of Miller Buckfire & Co. and AlixPartners, LLP.  Zirinsky Law Partners PLLC and Seward & Kissel LLP are acting as legal counsel to the Company in this process.